OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43368

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BERENSON & COMPANY, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

667 MADISON AVENUE, 24TH FLOOR

(No. and Street)

NEW YORK   **NY**   **10065**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL LEWIS, CFO, (212) 446-1735

                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – if individual, state last, first, middle name)

750 THIRD AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LEWIS _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BERENSON & COMPANY, LLC _____, as

of DECEMBER 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature

CFO

Title

Notary Public

Chelsea Morris
Notary Public - State of New York
Qualified in New York City
My Commission Expires 4/18/2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Berenson & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Berenson & Company, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2005.

EISNERAMPER LLP
New York, New York
February 26, 2018

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	773,279
Due from affiliates		289,952
Fixed assets		22,225
Other assets		10,000
	$	1,095,456

LIABILITIES

Accrued expenses and other liabilities	$	111,774

MEMBER'S EQUITY

		983,682
	$	1,095,456

See notes to statement of financial condition

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2017

NOTE A - ORGANIZATION

Berenson & Company, LLC (the "Company") is a wholly-owned subsidiary of Berenson & Company, Inc. ("INC" or "Parent"). INC is the managing member, and the only member of the Company. INC is a wholly-owned subsidiary of Berenson Holdings LLC ("Holdings").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is primarily engaged in the business of providing advice in connection with various transactions including mergers, acquisitions, financial restructurings, private placements of securities and other similar activities. Additionally, the Company may act as an initial purchaser in private offerings conducted pursuant to Rule 144A. The Company does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c-3-3 under paragraph k(2)(i).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory fees include fees earned from providing strategic advisory, merger-and-acquisition, capital formation and restructuring services. Fees earned in relation to a specific transaction are recognized when the transaction is completed. Retainer fees are generally received monthly or quarterly and are recognized as earned on a pro-rata basis over the term of the contract. Reimbursed expenses from customers are recognized when incurred.

Cash and cash equivalents include holdings in a money market mutual fund held at a financial institution. In the event of the financial institution's insolvency, recovery of such assets may be limited to account insurance or other protection.

The recorded amounts of the Company's cash, accrued expenses and other liabilities approximate their fair values principally because of the short-term nature of these items.

The preparation of the statement of financial condition and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain significant accounting policies that contain subjective management estimates and assumptions include those related to revenue recognition, bonus compensation and intercompany expense-sharing arrangements. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is a single-member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2017.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. At December 31, 2017, the Company has no material unrecognized tax benefits.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted. The Company has not early adopted this standard and is currently assessing the financial statement impact of these changes.

NOTE C - BENEFIT PLANS

The Company sponsors an employee deferred compensation plan covering substantially all employees. The plan qualifies under Section 401(k) of the Internal Revenue Code.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000, or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $661,505, which exceeded the minimum net capital requirement of $7,452 by $654,054. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

NOTE E - FIXED ASSETS

Fixed assets at December 31, 2017 are comprised of the following:

Artwork $ 22,225

BERENSON & COMPANY, LLC
(a wholly-owned subsidiary of Berenson & Company, Inc.)

Notes to Statement of Financial Condition
December 31, 2017

NOTE F - RELATED PARTY TRANSACTIONS

The Company allocates compensation, office and professional service expenses to Holdings and INC. At December 31, 2017, amounts due from Holdings and INC aggregated $289,952.

The Company has an arrangement to pay the Parent for use of the office space.

The Company paid direct expenses of Berenson MENA Ltd., all of which were reimbursed during the year.

NOTE G – MEMBER'S EQUITY

During the year ended December 31, 2017, the Company had a contribution and withdrawals of $180,000 and $1,050,000, respectively with the Parent.